FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 29, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic signs games deal with UK’s Victor Chandler Group

At least ten online slot games to be featured on British gaming legend’s popular site

June 29, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has signed a multi-year deal to provide at least 10 of its most popular online slot games to Victor Chandler Group, one of the world’s leading independent bookmaking and gaming companies. Victor Chandler is the grandson of Victor Chandler senior, who founded the original company in 1946, and is the driving force behind Britain’s leading independent bookmaker.

The first set of games, both branded and non-branded, are scheduled to go live in the third quarter of 2009, with a complete rollout over the remainder of the year. The games will be made available through Gaming Technology Solutions plc (GTS), the CryptoLogic partner that provides a platform for many of the world’s largest Internet gaming sites.

“Today, CryptoLogic adds yet another blue-chip European gaming brand to the growing list of customers offering players an extraordinary e-gaming experience,” said Brian Hadfield, CryptoLogic’s President and CEO. “This is an excellent example of CryptoLogic’s “build-once-license-often” business strategy in action – and a sign of the continued demand for our games among the world’s top operators.”

From its Headquarters in Gibraltar, Victor Chandler offers a wide range of gaming products tailored to each market. Victor Chandler is supported by some of the industry’s most experienced managers and works with governments, sporting groups and local officials to reshape the international bookmaking and gaming industry. The company has customers in more than 160 countries, employs over 350 people.

“CryptoLogic is one of the best in the business, so partnering with them makes perfect sense,” said Michael Carlton, CEO of Victor Chandler International. “We are committed to providing our customers with a sophisticated, multi-layered operation with easy-to-use betting platforms that will keep them coming back for more – and CryptoLogic games deliver just that blend of simplicity and sophistication.”

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today, with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“Victor Chandler fits our customer profile perfectly: a respected entertainment brand, an attractive player base, and a reputation for innovation,” added Justin Thouin, CryptoLogic’s Vice President. “It’s a win-win deal for our companies – and for the players who enjoy our games.”

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Victor Chandler (www.victorchandler.com)

The Victor Chandler brand has become synonymous with the values of honesty, integrity and a pioneering spirit. These values have been built up over seven decades from a small family business to one of the most successful independent sports betting and gaming groups in the world.

The Victor Chandler Group has customers in over 164 countries across the world making it a truly global operation. Since its formation in 1946, the Victor Chandler Group steady growth has been underpinned by two values that set it apart from anyone else: a pioneering spirit and a passion for sport.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.